SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8-51485

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Legacy Trading, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6801 Broadway Extension, Suite 201
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73116-9037 (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 1 5 2002 WASH. D.C. 164 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey J. Russell, CPA (405) 843-3964
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hunter, Atkins & Russell, PLC
(Name — *if individual, state last, first, middle name*)

P. O. Box 12056 (Address) Oklahoma City (City) Oklahoma (State) 73157 (Zip Code)

CHECK ONE:
- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this f...**

OATH OR AFFIRMATION

I, Mark A. Uselton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Trading Co., L.L.C., as of Decmeber 31 ~~x19~~x2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Mang. Mer
Title

[signature]
Notary Public
Commission Expires 9-14-2003

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- XX (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY TRADING CO., LLC

AUDITOR'S REPORT AND
FINANCIAL STATEMENTS
For the Year Ending December 31, 2001

TABLE OF CONTENTS

HUNTER, ATKINS & RUSSELL, PLC
CERTIFIED PUBLIC ACCOUNTANTS

A.T.(Al) Hunter
Dennis Atkins
Casey Russell

Member SEC
Practice Section

5805 North Grand, Suite D
Oklahoma City, OK 73118
Mail: P.O. Box 18311
Oklahoma City, OK 73154
Telephone: (405) 843-3964
Fax: (405) 843-9975
E-mail: HARCPAS@hotmail.com

INDEPENDENT AUDITOR'S REPORT

Legacy Trading Co., LLC
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of Legacy Trading Co., LLC as of December 31, 2001 and the related statements of income and expense, members' capital, cash flows and supporting schedules for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Trading Co., LLC as of December 31, 2001 and the results of its operation and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hunter Atkins & Russell PLC

April 11, 2002

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents		58,183
Securities owned, at market		85,301
Total Current Assets		143,484
PROPERTY AND EQUIPMENT		
Office furniture and equipment		16,126
Less: Accumulated depreciation		(6,159)
Total Property and Equipment		9,967
Cash in Clearing Accounts		201,189
Total Assets	$	354,640

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accounts Payable		8,787
Due to broker/dealers		188,903
Total Current Liabilities		197,690
MEMBERS' CAPITAL		156,950
Total Liabilities and Capital	$	354,640

The accompany notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2001

REVENUES		
Trading and investment profits (losses)	$	(99,457)
EXPENSES		
Management fees		30,900
NASDAQ Terminal Fees		13,440
Office Supplies and Expense		8,067
Insurance and Bonds		1,212
Depreciation		2,304
		55,923
Net Loss		(155,380)
Beginning Members' Equity		73,890
Contributions by Owners'		238,440
Ending Members' Equity	$	156,950

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2001

Balance at beginning of year	$	73,890
Contributions		238,440
Net loss for the year		(155,380)
Balance at end of year	$	156,950

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(155,380)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,304
(Increase) Decrease in Securities Owned		63,715
(Increase) Decrease in Cash in Clearing Accounts		(288,586)
(Decrease) Increase in Accounts Payable		8,787
(Decrease) Increase in Due to Broker/Dealers		188,903
		(180,257)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions to capital		238,440
Net decrease in cash and cash equivalents	$	58,183
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	58,183

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ending December 31, 2001

NOTE 1 – ORGANIZATION AND HISTORY

The Company was organized on February 17, 1999 as a limited liability company under the laws of the State of Oklahoma. It is a registered broker/dealer which trades for its own account with no retail customers.

The Company was essentially inactive from January through August, 2001, but has continued to file the required reports with NASDAQ. Management has taken steps to contribute additional capital and resume normal operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market with offsetting adjustments reflected in operations.

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The Company is treated as a partnership for income tax purposes. No provision for federal or state income taxes is made in the accompanying financial statements since a partnership is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns.

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year, the Company paid management fees totaling $30,900 to a principal.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had excess net capital of $25,071 as shown below. The aggregate indebtedness to net capital was 1.58.

Minimum capital required	$ 100,000
Net capital	125,071
Excess	$ 25,071

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2001

Total equity from balance sheet	$	156,950
Deduct non-allowable assets		
Property and equipment		9,967
	$	146,983
Other deductions or allowable credits		
Market blockage		-
Net capital before haircuts on security positions	$	146,983
Haircuts on securities		
Other securities		12,538
Undue concentration		9,374
		21,912
Net capital	$	125,071
Minimum dollar net capital requirement of reporting broker/dealers		100,000
Excess or deficiency of net capital	$	25,071

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION OF AUDITED WITH UNAUDITED
COMPUTATIONS OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2001

Net capital per unaudited Focus Report	$	163,892
Adjustments to unaudited statements		(6,942)
Net capital per audited statements	$	156,950

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

	Unaudited Statements		Adjustments	Audited Statements
Cash, Securities and Clearing Accounts	$ 374,707	1	$ (30,034)	$ 344,673
Property and equipment	-	2	9,967	9,967
	$ 374,707		$ (20,067)	$ 354,640
Current liabilities	$ 188,903	3	$ 8,787	$ 197,690
Members' capital	185,804		(28,854)	156,950
	$ 374,707		$ (20,067)	$ 354,640

Summary of adjustments
1 Certificate of deposit mistakenly included on Focus Report
2 Equipment included on audit not on Focus Report
3 *Accounts payable include on audit not accrued for Focus Report*

LEGACY TRADING CO., LLC
SUPPLEMENTAL INFORMATION RELATING
TO THE FINANCIAL STATEMENTS
December 31, 2001

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c-3-1.

The Company is exempt from Rule 15c-3-1 under paragraph (k)(2)(I). The Company does not receive funds or securities for customers.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1.

The Company is exempt from the possession and control requirements of Rule 15c3-1 under paragraph (k)(2)(I). The Company had no customers' fully paid securities or excess margin securities that required possession or control, as defined under Rule 15c3-3, as of December 31, 2001.

HUNTER, ATKINS & RUSSELL, PLC
CERTIFIED PUBLIC ACCOUNTANTS

A.T.(Al) Hunter
Dennis Atkins
Casey Russell

Member SEC
Practice Section

5805 North Grand, Suite D
Oklahoma City, OK 73118
Mail: P.O. Box 18311
Oklahoma City, OK 73154
Telephone: (405) 843-3964
Fax: (405) 843-9975
E-mail: HARCPAS@hotmail.com

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Legacy Trading Co., LLC
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Trading Co., LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Legacy Trading Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against lost from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note the following matter involving the control environment and its operation that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Legacy Trading Co., LLC for the year ended December 31, 2001 and this report does not affect our report thereon dated April 11, 2002.

> There was an inadequate segregation of duties among personnel involved in the accounting function due to the small size of the Company. Corrective action is not practical under the circumstances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



April 11, 2002